Exhibit 99.1

FreeSeas Announces Participation in a Company Operating Tankers

Athens, Greece, June 10, 2015 -- FreeSeas Inc. (Nasdaq: FREE) (“FreeSeas” or the “Company”), a transporter of dry-bulk cargoes through the ownership and operation of a fleet of Handysize vessels, announced today that it has acquired a 51% controlling stake in the newly formed Standcorp International Limited (hereafter “Standcorp”). The rest of the shares are owned by non-affiliated entities associated with the Marvin group of companies, whose extensive experience for over twenty years has focused in the operation and ownership of tanker vessels.

Standcorp will engage in the commercial operation of product and crude oil tankers covering a large array of sizes, by contracting them through time charter or bareboat charter arrangements, and subsequently deploying them in the spot market or in fulfillment of contract cargoes. The company intends to operate in generic markets but also to focus on a number of niche markets, such as West Africa. In addition, the company shall, depending on market conditions, commercially operate dry-bulk carriers either chartered-in, acquired, or through services agreements with affiliated Owners, including FreeSeas Inc. tonnage.

Mr. Ion G. Varouxakis, Chairman, President and CEO was quoted as saying : “We are excited with our decision to enter this venture which positions the company in new markets and presents us with new opportunities in cooperation with experienced partners. At a time when the dry-bulk market is at a standstill, we expect that FreeSeas shall be able to generate income and create value for its shareholders by getting involved in the tanker sector which offers higher returns on investment, as operators only in the first stage, and gain experience in the sector.”

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Athens, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers. Currently, it has a fleet of Handysize vessels. FreeSeas' common stock trades on the Nasdaq Capital Market under the symbol FREE. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the SEC, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, www.freeseas.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as ''expects,'' ''intends,'' ''plans,'' ''believes,'' ''anticipates,'' ''hopes,'' ''estimates,'' and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact Information:

At the Company

FreeSeas Inc.

Dimitris Papadopoulos, Chief Financial Officer

011-30-210-45-28-770

Fax: 011-30-210-429-10-10

dp@freeseas.gr

www.freeseas.gr